Filed Pursuant to Rule 433
Registration No. 333-202524
July 22, 2015
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Equity Index Underlying Supplement dated March 5, 2015)

# HSBC USA Inc.
## Barrier Market Participation Notes

▸ This free writing prospectus relates to three separate offerings:
   - Barrier Market Participation Notes linked to the S&P 500® Index ("SPX")
   - Barrier Market Participation Notes linked to the Russell 2000® Index ("RTY")
   - Barrier Market Participation Notes linked to the EURO STOXX 50® Index ("SX5E")
▸ Three-year maturity
▸ At least 1x uncapped exposure to any positive return of the SPX and the RTY, and [1-1.10x] uncapped exposure to any positive return of the SX5E (to be determined on the Pricing Date)
▸ Contingent repayment of principal if the Reference Return is greater than or equal to the Barrier Percentage of -30% with respect to the SPX and the SX5E, and -25% with respect to the RTY
▸ Full exposure to declines in the Reference Asset if the Reference Return is less than the applicable Barrier Percentage
▸ All payments on the securities are subject to the credit risk of HSBC USA Inc.

The Barrier Market Participation Notes (each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-17 of this free writing prospectus.

**Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-7 of this document, page S-1 of the accompanying prospectus supplement and page S-2 of the accompanying Equity Index Underlying Supplement.**

The Estimated Initial Value of the securities on the Pricing Date is expected to be between $940 and $980 per security for each of the securities, which will be less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-4 and "Risk Factors" beginning on page FWP-7 of this document for additional information.

| | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per security | $1,000 | | |
| Total | | | |

[1] HSBC USA Inc. or one of our affiliates may pay varying referral fees of up to 1.20% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-17 of this free writing prospectus.

**The securities:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

HSBC

## HSBC USA Inc.

# Barrier Market Participation Notes
**S&P 500® Index**
**Russell 2000® Index**
**EURO STOXX 50® Index**

This free writing prospectus relates to three separate offerings of Barrier Market Participation Notes by HSBC USA Inc., each linked to the performance of a different Reference Asset as indicated below.

| Reference Asset | Market Exposure | Ticker | CUSIP | ISIN |
|---|---|---|---|---|
| S&P 500® Index ("SPX") | Large-cap U.S. equities | SPX | 40433B5B0 | US40433B5B06 |
| Russell 2000® Index ("RTY") | Small-cap U.S. equities | RTY | 40433B5C8 | US40433B5C88 |
| EURO STOXX 50® Index ("SX5E") | European blue-chip equities | SX5E | 40433B5D6 | US40433B5D61 |

## Indicative Terms*

| | |
|---|---|
| **Principal Amount** | $1,000 per security |
| **Term** | Three years |
| **Upside Participation Rate** | At least 100% (1x) exposure to any positive Reference Return for the SPX and the RTY, and [100-110% (1-1.10x)] for the SX5E (to be determined on the Pricing Date) |
| **Barrier Percentage** | -30% with respect to the SPX and the SX5E, and -25% with respect to the RTY |
| **Reference Return** | $\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$ |
| **Payment at Maturity per Security** | **If the Reference Return is greater than zero:** $1,000 + ($1,000 × Reference Return × Upside Participation Rate). **If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Percentage:** $1,000 (zero return). **If the Reference Return is less than the Barrier Percentage:** $1,000 + ($1,000 × Reference Return). For example, if the Reference Return is -35% (which is less than the Barrier Percentage for all three of the securities), you will suffer a 35% loss and receive 65% of the Principal Amount, subject to the credit risk of HSBC. If the Reference Return is less than the Barrier Percentage, you will lose some or all of your investment. |
| **Initial Level** | See FWP-4 |
| **Final Level** | See FWP-4 |
| **Pricing Date** | August 26, 2015 |
| **Trade Date** | August 26, 2015 |
| **Original Issue Date** | August 31, 2015 |
| **Final Valuation Date** | August 28, 2018 |
| **Maturity Date** | August 31, 2018 |

* As more fully described beginning on page FWP-4.

## The Securities

The securities are designed for investors who believe the Reference Asset will appreciate over the term of the securities. If the Reference Return is below the Barrier Percentage, then the securities are subject to a 1:1 exposure to any potential decline of the Reference Asset.

If the Reference Asset appreciates over the term of the securities, you will realize at least 100% (1x) of the SPX and RTY appreciation, and [100-110% (1-1.10x)] of the SX5E appreciation (to be determined on the Pricing Date).

However, if the Reference Asset declines and the Reference Return is less than the applicable Barrier Percentage, you will lose 1% of your investment for every 1% decline in the Reference Asset.

The offering period for the securities is through **August 26, 2015**



## Payoff Example

The table at right shows the hypothetical payout profile of an investment in the securities assuming a Barrier Percentage of -25% and reflecting a hypothetical 100% (1x) Upside Participation Rate. The actual Upside Percentage Rate for each of the securities will be determined on the Pricing Date.

| Reference Return | Participation in Reference Return | Securities Return |
|---|---|---|
| 20%<br>5% | 1x uncapped upside exposure | 20%<br>5% |
| -5%<br>-25% | Barrier Percentage of -25% | 0%<br>0% |
| -60%<br>-80% | 1x Loss Beyond Buffer | -60%<br>-80% |

## Information about each Reference Asset

### S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of June 30, 2015 were: Information Technology, Financials, Health Care, Consumer Discretionary and Industrials.

### Russell 2000® Index

The RTY is designed to track the performance of the small-capitalization segment of the U.S. equity market. It consists of the smallest 2,000 companies included in the Russell 3000® Index, which is composed of the 3,000 largest U.S. companies as determined by market capitalization.

The top 5 industry groups by market capitalization as of June 30, 2015 were: Financial Services, Health Care, Consumer Discretionary, Technology and Producer Durables.

### The EURO STOXX 50® Index

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

For further information on each Reference Asset, please see "Information Relating to the Securities Linked to the S&P 500® Index," "Information Relating to the Securities Linked to the Russell 2000® Index," or "Information Relating to the Securities Linked to the EURO STOXX 50® Index," as applicable, on page FWP-14, FWP-15, or FWP-16, as applicable, and "The S&P 500® Index," "The Russell 2000® Index," or "The EURO STOXX 50® Index," as applicable, in the accompanying Equity Index Underlying Supplement. We have derived all disclosure regarding the Reference Assets from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Assets.



# HSBC USA Inc.
# Barrier Market Participation Notes

S&P 500® Index
Russell 2000® Index
EURO STOXX 50® Index

This free writing prospectus relates to three offerings of Barrier Market Participation Notes. Each of the three securities will have the respective terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and Equity Index Underlying Supplement.  If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control.  **You should be willing to forgo interest and dividend payments during the term of the securities and, if the relevant Reference Return is less than the Barrier Percentage, lose some or all of your principal.**

**This free writing prospectus relates to multiple offerings of securities, each linked to the performance of a specific index (each index, a "Reference Asset").  Each of the three securities will have the Upside Participation Rate and Barrier Percentage indicated in the table below.  The performance of each of the three securities does not depend on the performance of any of the other securities.  The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below.  The following key terms relate to the offerings of securities:**

| | | | | |
|---|---|---|---|---|
| **Issuer:** | HSBC USA Inc. | | | |
| **Principal Amount:** | $1,000 per security | | | |
| **Reference Asset:** | The relevant underlying index, as indicated below | | | |

| Reference Asset | Ticker | Upside Participation Rate[1] | Barrier Percentage | CUSIP/ISIN |
|---|---|---|---|---|
| S&P 500® Index | SPX | At least 100% | -30% | 40433B5B0/US40433B5B06 |
| Russell 2000® Index | RTY | At least 100% | -25% | 40433B5C8/US40433B5C88 |
| EURO STOXX 50® Index | SX5E | [100-110%] | -30% | 40433B5D6/US40433B5D61 |

[1] Expected with respect to each offering of securities.  The actual Upside Participation Rate for each offering of securities will be determined on the Pricing Date.

| | |
|---|---|
| **Trade Date:** | August 26, 2015 |
| **Pricing Date:** | August 26, 2015 |
| **Original Issue Date:** | August 31, 2015 |
| **Final Valuation Date:** | August 28, 2018, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the Equity Index Underlying Supplement. |
| **Maturity Date:** | 3 business days after the Final Valuation Date, and expected to be August 31, 2018.  The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the Equity Index Underlying Supplement. |
| **Payment at Maturity:** | On the Maturity Date, for each security, we will pay you the Final Settlement Value. |
| **Reference Return:** | With respect to each Reference Asset, the quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Level – Initial Level}}{\text{Initial Level}}$$ |
| **Final Settlement Value:** | ***If the relevant Reference Return is greater than zero,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + ($1,000 × Reference Return × Upside Participation Rate). ***If the relevant Reference Return is less than or equal to zero but greater than or equal to the Barrier Percentage,*** you will receive $1,000 per $1,000 Principal Amount (zero return). ***If the relevant Reference Return is less than the Barrier Percentage,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + ($1,000 × Reference Return). <br><br>Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Barrier Percentage.  For example, if the Reference Return is -35% (which is less than the Barrier Percentage for all three securities), you will suffer a 35% loss and receive 65% of the Principal Amount, subject to the credit risk of HSBC.  **If the Reference Asset declines below the Barrier Percentage, you will lose some or all of your investment.** |
| **Initial Level:** | The Official Closing Level of the relevant Reference Asset on the Pricing Date. |

| | |
|---|---|
| **Final Level:** | The Official Closing Level of the relevant Reference Asset on the Final Valuation Date. |
| **Official Closing Level:** | The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the level displayed on the relevant Bloomberg Professional® service page (with respect to the SPX, "SPX <INDEX>", with respect to the RTY, "RTY <INDEX>", and with respect to the SX5E, "SX5E <INDEX>", or, for each Reference Asset, any successor page on the Bloomberg Professional® service or any successor service, as applicable). |
| **Form of Securities:** | Book-Entry |
| **Listing:** | The securities will not be listed on any U.S. securities exchange or quotation system. |
| **Estimated Initial Value:** | The Estimated Initial Value of the securities will be less than the price you pay to purchase the securities.  The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates.  See "Risk Factors — The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any." |

*The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the securities.*

## GENERAL

This free writing prospectus relates to three separate offerings of securities, each linked to a different Reference Asset. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although each offering of securities relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to such Reference Asset or any component security included in such Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Equity Index Underlying Supplement dated March 5, 2015. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, page S-1 of the prospectus supplement and page S-2 of the Equity Index Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offerings to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and these offerings. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in these offerings will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

- The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

- The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

## PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

**If the relevant Reference Return is greater than zero**, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate).

**If the relevant Reference Return is less than or equal to zero but greater than or equal to the Barrier Percentage,** you will receive $1,000 per $1,000 Principal Amount (zero return).

**If the relevant Reference Return is less than the Barrier Percentage,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return).

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point decline in the Reference Asset. For example, if the Reference Return is -35% (which is less than the Barrier Percentage for each of the three securities), you will suffer a 35% loss and receive 65% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than the Barrier Percentage, you will lose some or all of your investment.**

### Interest

The securities will not pay interest.

### Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

### Reference Sponsors

With respect to securities linked to the SPX, S&P Dow Jones Indices LLC, a part of McGraw-Hill Financial, is the reference sponsor. With respect to securities linked to the RTY, the Russell Investment Group is the reference sponsor. With respect to securities linked to the SX5E, Deutsche Börse AG and SIX Group AG are the reference sponsors.

# INVESTOR SUITABILITY

**The securities may be suitable for you if:**

▶ You seek an investment with a return linked to the potential positive performance of the relevant Reference Asset and you believe the level of the Reference Asset will increase over the term of the securities.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point decline in the Reference Asset if the Reference Return is less than the applicable Barrier Percentage.

▶ You are willing to forgo dividends or other distributions paid to holders of the stocks comprising the relevant Reference Asset.

▶ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the securities to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

**The securities may not be suitable for you if:**

▶ You believe the relevant Reference Return will be negative or that the relevant Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point decline in the Reference Asset if the Reference Return is less than the applicable Barrier Percentage.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on the stocks comprising the relevant Reference Asset.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the securities to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

# RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and on page S-2 of the accompanying Equity Index Underlying Supplement. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the relevant Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the securities described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— General Risks Related to Indices" in the Equity Index Underlying Supplement.

*If your securities are linked to the SX5E:*

▶ "—Securities Prices Generally Are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement; and

▶ "—Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**Your investment in the securities may result in a loss.**

You will be fully exposed to the decline in the relevant Reference Asset if the Reference Return is less than the applicable Barrier Percentage. Accordingly, if the relevant Reference Return is less than the applicable Barrier Percentage, your Payment at Maturity will be less than the Principal Amount of your securities by an amount proportionate to the decrease in the relevant Reference Asset. **There is no minimum payment on the securities and, accordingly, you could lose your entire investment.**

**The amount payable on the securities is not linked to the level of the relevant Reference Asset at any time other than on the Final Valuation Date.**

The Final Level will be based on the Official Closing Level of the relevant Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the relevant Reference Asset appreciates during the term of the securities other than on the Final Valuation Date but then decreases on the Final Valuation Date to a level that is less than the Initial Level, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of such Reference Asset prior to such decrease. Although the actual level of the relevant Reference Asset on the Maturity Date or at other times during the term of the securities may be higher than the Final Level, the Payment at Maturity will be based solely on the Official Closing Level of such Reference Asset on the Final Valuation Date.

**Credit risk of HSBC USA Inc.**

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

**The securities will not bear interest.**

As a holder of the securities, you will not receive interest payments.

**Changes that affect the relevant Reference Asset will affect the market value of the securities and the amount you will receive at maturity.**

The policies of the reference sponsor of the relevant Reference Asset concerning additions, deletions and substitutions of the constituents comprising such Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of such Reference Asset. The policies of the reference sponsor with respect to the calculation of the relevant Reference Asset could also affect the level of such Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of its relevant Reference Asset. Any such actions could affect the value of the securities.

**The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

**The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any.**

The Estimated Initial Value of the securities will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

**The price of your securities in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

**If we were to repurchase your securities immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the securities.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately seven months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the securities based on changes in market conditions and other factors that cannot be predicted.

**Holders of the securities will not have any rights to receive dividend payments or to any voting rights.**

As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Reference Asset would have. Accordingly, an investment in the securities may be less than the potential return in an investment in the securities included in the Reference Asset.

**The securities lack liquidity.**

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

**Potential conflicts of interest may exist.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

**Small-capitalization risk.**

The RTY tracks companies that may be considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the respective index level may be more volatile than an investment in stocks issued by larger companies. Stock prices of small-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

**Risks associated with non-U.S. companies.**

The value of the SX5E depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the securities. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the SX5E and, as a result, the value of the relevant securities.

**The securities will not be adjusted for changes in exchange rates.**

Although the equity securities that comprise the SX5E are traded in euro, and your securities are denominated in U.S. dollars, the amount payable on your securities at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the euro. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the SX5E, and therefore your securities. The amount we pay in respect of your securities on the maturity date, if any, will be determined solely in accordance with the procedures described in this free writing prospectus.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the relevant Reference Asset relative to its Initial Level.  We cannot predict the actual Final Level of the relevant Reference Asset.  The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level used in the table and examples below is not expected to be the actual Initial Level of the relevant Reference Asset.  You should not take this illustration or these examples as an indication or assurance of the expected performance of the relevant Reference Asset or the return on your securities.  The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the securities for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below.  The "Hypothetical Return on the Securities" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000.  The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals.  The following table and examples assume the following:

▶ Principal Amount:                  $1,000

▶ Hypothetical Initial Level:        2,000.00

▶ Upside Participation Rate:         100%

▶ Hypothetical Barrier Percentage:   -25%

The actual Initial Level and Upside Participation Rate for each of the securities will be determined on the Pricing Date.

| Hypothetical Final Level | Hypothetical Reference Return | Hypothetical Final Settlement Value | Hypothetical Return on the Securities |
|---|---|---|---|
| 4,000.00 | 100.00% | $2,000.00 | 100.00% |
| 3,600.00 | 80.00% | $1,800.00 | 80.00% |
| 3,200.00 | 60.00% | $1,600.00 | 60.00% |
| 2,800.00 | 40.00% | $1,400.00 | 40.00% |
| 2,600.00 | 30.00% | $1,300.00 | 30.00% |
| 2,400.00 | 20.00% | $1,200.00 | 20.00% |
| 2,300.00 | 15.00% | $1,150.00 | 15.00% |
| 2,200.00 | 10.00% | $1,100.00 | 10.00% |
| 2,100.00 | 5.00% | $1,050.00 | 5.00% |
| 2,040.00 | 2.00% | $1,020.00 | 2.00% |
| 2,020.00 | 1.00% | $1,010.00 | 1.00% |
| **2,000.00** | **0.00%** | **$1,000.00** | **0.00%** |
| 1,980.00 | -1.00% | $1,000.00 | 0.00% |
| 1,960.00 | -2.00% | $1,000.00 | 0.00% |
| 1,900.00 | -5.00% | $1,000.00 | 0.00% |
| 1,800.00 | -10.00% | $1,000.00 | 0.00% |
| 1,600.00 | -20.00% | $1,000.00 | 0.00% |
| 1,500.00 | -25.00% | $1,000.00 | 0.00% |
| 1,400.00 | -30.00% | $700.00 | -30.00% |
| 1,300.00 | -35.00% | $650.00 | -35.00% |
| 1,200.00 | -40.00% | $600.00 | -40.00% |
| 800.00 | -60.00% | $400.00 | -60.00% |
| 400.00 | -80.00% | $200.00 | -80.00% |
| 0.00 | -100.00% | $0.00 | -100.00% |

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

**Example 1: The level of the Reference Asset increases from the Initial Level of 2,000.00 to a Final Level of 2,200.00.**

| | |
|---|---|
| Reference Return: | 10.00% |
| **Final Settlement Value:** | **$1,100.00** |

Because the Reference Return is positive, the Final Settlement Value would be $1,100.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return} \times \text{Upside Participation Rate})$$

$$= \$1,000 + (\$1,000 \times 10.00\% \times 100.00\%)$$

$$= \$1,100.00$$

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the Upside Participation Rate of 100% when the Reference Asset appreciates.

**Example 2: The level of the Reference Asset decreases from the Initial Level of 2,000.00 to a Final Level of 1,900.00.**

| | |
|---|---|
| Reference Return: | -5.00% |
| **Final Settlement Value:** | **$1,000** |

Because the Reference Return is less than zero but greater than the hypothetical Barrier Percentage of -25%, the Final Settlement Value would be $1,000 per $1,000 Principal Amount (a zero return).

**Example 3: The level of the Reference Asset decreases from the Initial Level of 2,000.00 to a Final Level of 1,200.00**

| | |
|---|---|
| Reference Return: | -40.00% |
| **Final Settlement Value:** | **$600.00** |

Because the Reference Return is less than the hypothetical Barrier Percentage of -25%, the Final Settlement Value would be $600.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return})$$

$$= \$1,000 + (\$1,000 \times -40.00\%)$$

$$= \$600.00$$

Example 3 shows that you are exposed on a 1-to-1 basis to declines in the level of the Reference Asset if the Reference Return is less than the Barrier Percentage. **YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.**

## INFORMATION RELATING TO THE SECURITIES LINKED TO THE S&P 500® INDEX

*The disclosure relating to the SPX contained below relates only to the offering of securities linked to the SPX.*

### Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of June 30, 2015 were: Information Technology, Financials, Health Care, Consumer Discretionary and Industrials.

*For more information about the SPX, see "The S&P 500® Index" beginning on page S-44 of the accompanying Equity Index Underlying Supplement.*

### Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from January 1, 2008 through July 17, 2015. The closing level for the SPX on July 17, 2015 was 2,126.64. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on the Final Valuation Date.

# INFORMATION RELATING TO THE SECURITIES LINKED TO THE RUSSELL 2000® INDEX

*The disclosure relating to the RTY contained below relates only to the offering of securities linked to the RTY.*

### Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of June 30, 2015 were: Financial Services, Health Care, Consumer Discretionary, Technology and Producer Durables.

***For more information about the RTY, see "The Russell 2000® Index" beginning on page S-36 of the accompanying Equity Index Underlying Supplement.***

### Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from January 1, 2008 through July 17, 2015. The closing level for the RTY on July 17, 2015 was 1,267.092. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY on the Final Valuation Date.

# INFORMATION RELATING TO THE SECURITIES LINKED TO THE EURO STOXX 50® INDEX

*The disclosure relating to the SX5E contained below relates only to the offering of securities linked to the SX5E.*

## Description of the SX5E

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

*For more information about the SX5E, see "The EURO STOXX 50® Index" beginning on page S-11 of the accompanying Equity Index Underlying Supplement.*

## Historical Performance of the SX5E

The following graph sets forth the historical performance of the SX5E based on the daily historical closing levels from January 1, 2008 through July 17, 2015. The closing level for the SX5E on July 17, 2015 was 3,670.34. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SX5E on the Final Valuation Date.

## EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date.  If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities.  Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the securities directly to investors.  HSBC Securities (USA) Inc. proposes to offer the securities at the price to public set forth on the cover page of this free writing prospectus.  HSBC USA Inc. or one of our affiliates may pay varying referral fees of up to 1.20% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. Neither HSBC USA Inc. nor any of its affiliates will pay any underwriting discounts

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the relevant Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes.  Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the relevant Reference Asset.  Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## TABLE OF CONTENTS

### Free Writing Prospectus



### Equity Index Underlying Supplement



### Prospectus Supplement



### Prospectus



You should only rely on the information contained in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

# HSBC USA Inc.

## $ Barrier Market Participation Notes Linked to the S&P 500® Index

## $ Barrier Market Participation Notes Linked to the Russell 2000® Index

## $ Barrier Market Participation Notes Linked to the EURO STOXX 50® Index

**July 22, 2015**

**FREE WRITING PROSPECTUS**